EXHIBIT 23.02

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-179182 on Form S-8 and No. 333-171217 on Form S-8 of our report dated March 27, 2013 (March 24, 2014 as to the impacts of the retrospective application of the new and revised accounting standards as described in Note 2.23), relating to the 2011 consolidated financial statements of Gerdau S.A. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of the amendments to International Accounting Standard (“IAS”) 1, Presentation of Financial Statements), appearing in this Annual Report on Form 20-F of Gerdau S.A. for the year ended December 31, 2013.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu Auditores Independentes

Porto Alegre, Brazil

March 24, 2014